Symbollon Pharmaceuticals, Inc.
99 West Street, Suite J
Medfield, MA 02052
(508) 242-7500
Fax: (508) 762-5307

March 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:                      Tabatha Akins

Re:           Symbollon Pharmaceuticals, Inc.
Item 4.01 Form 8-K
Filed March 24, 2011
File Number 000-22872

Ladies and Gentlemen:

The purpose of this letter is to respond to your comment letter, dated March 25, 2011, regarding the above referenced company filing.  Our responses have been keyed to your comments.

Item 4.01 Form 8-K

1. We acknowledge and confirm our understanding that this delinquency may impact our eligibility requirements for filing on Form S-3.

2. In response to your comment, we will amend the language appearing under subcaption (ii) to read in its entirety as follows:

“During the recent fiscal years ending December 31, 2010 and 2009, and through March 7, 2011, the date of engagement, the Company has not consulted Sam Kan regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) or a reportable event (as defined in Item 304(a)(1)(v).”

(Continued)

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (508) 242-7500 if you have any questions regarding the above.

Sincerely,

/s/ Paul C. Desjourdy

Paul C. Desjourdy
President and Chief Financial Officer